UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 15, 2015

GFI GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34897	80-0006224
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

55 Water Street New York, NY	10041
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 968-4100

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Amendment No. 2 to GFI Merger Agreement

On January 15, 2015, GFI Group Inc., a Delaware corporation (the “Company” or “GFI”), CME Group Inc., a Delaware corporation (“CME”), Commodore Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of CME (“Merger Sub 1”), and Commodore Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of CME (“Merger Sub 2”), entered into Amendment No. 2 (“GFI Merger Agreement Amendment No. 2”) to the Agreement and Plan of Merger, dated as of July 30, 2014 and amended as of December 2, 2014 (the “GFI Merger Agreement”), by and among the Company, CME, Merger Sub 1 and Merger Sub 2. Pursuant to the terms of the GFI Merger Agreement, as amended, Merger Sub 1 will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), and immediately following the effective time of the Merger (the “Effective Time”), the Surviving Corporation will merge with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving entity in the Subsequent Merger.

GFI Merger Agreement Amendment No. 2 provides, among other things, that the per share consideration payable in the Merger to the Company’s stockholders pursuant to the GFI Merger Agreement will be increased to $5.60 per share of GFI common stock and stockholders will have the ability to elect to receive shares of CME Class A common stock (“CME Class A Common Stock”) or cash in the Merger. Accordingly, at the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the capital stock of the Company, each share of GFI common stock issued and outstanding immediately prior to the Effective Time for which a cash election (or no election) has been made will be converted into the right to receive $5.60 in cash and each share of GFI common stock issued and outstanding immediately prior to the Effective Time for which a stock election has been made will be converted into the right to receive a fraction of a share (the “Exchange Ratio”) of CME Class A Common Stock. The Exchange Ratio is a fraction, the numerator of which equals $5.60 and the denominator of which equals the average closing sales price of CME Class A Common Stock as reported on the NASDAQ Global Select Market for the ten trading days ending upon and including the trading day immediately before the closing date of the Merger. If the aggregate amount of cash to be paid in respect of shares of GFI common stock for which a cash election (or no election) has been made exceeds the available cash of $116,833,200, then CME has the option to increase the available cash, subject to certain limitations, or subject the shares of GFI common stock for which a cash election (or no election) has been made to proration procedures as set forth in GFI Merger Agreement Amendment No. 2.

GFI Merger Agreement, as amended by GFI Merger Agreement Amendment No. 2, was approved by a unanimous vote of the Company’s board of directors (the “Company Board”), acting upon the unanimous recommendation of the special committee composed of independent directors of the Company Board (the “Special Committee”).  Mr. Michael Gooch, the Company’s Executive Chairman, and Mr. Colin Heffron, the Company’s Chief Executive Officer, abstained from the vote. All other members of the Company Board voted in favor of approving the GFI Merger Agreement, as amended by GFI Merger Agreement Amendment No. 2.  In connection with the Special Committee’s recommendation, Greenhill & Co., LLC, as financial advisor to the Special Committee, rendered its opinion to the Special Committee that, as of the date of the opinion and subject to the various assumptions and qualifications set forth therein, the merger consideration to be paid pursuant to the GFI Merger Agreement, as amended by GFI Merger Agreement Amendment No. 2 is fair, from a financial point of view, to the holders of GFI common stock.

Other than as expressly modified by GFI Merger Agreement Amendment No. 2, the GFI Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) by the Company on July 31, 2014, as previously amended by Amendment No. 1 thereto, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on December 3, 2014, remains in full force and effect as originally executed on July 30, 2014.  The foregoing description of GFI Merger Agreement Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to GFI Merger Agreement Amendment No. 2, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

Amendment No. 2 to JPI Merger Agreement

On January 15, 2014, CME, Cheetah Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of CME (“Merger Sub 3”), Cheetah Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of CME (“Merger Sub 4”), Jersey Partners Inc., a New York corporation (“JPI”), New JPI Inc., a Delaware corporation (“New JPI”), and the other individuals signatory thereto, which are stockholders of JPI and New JPI (the “Signing Stockholders”) entered into Amendment No. 2 (“JPI Merger Agreement Amendment No. 2”) to the Agreement and Plan of Merger, dated as of July 30, 2014 and amended as of December 2, 2014 (the “JPI Merger Agreement”), by and among CME, Merger Sub 3, Merger Sub 4, JPI, New JPI and the Signing Stockholders. Pursuant to the terms of the JPI Merger Agreement, as amended, Merger Sub 3 will merge with and into New JPI (the “JPI Merger”) with New JPI continuing as the surviving corporation in the JPI Merger (the “JPI Merger Surviving Corporation”), which will be followed immediately after the effective time of the JPI Merger, by a merger of the JPI Merger Surviving Corporation with and into Merger Sub 4 (the “Subsequent JPI Merger”), with Merger Sub 4 to be the surviving entity in the Subsequent JPI Merger.

JPI Merger Agreement Amendment No. 2 provides, among other things, that the per share consideration payable in the JPI Merger to the holders of shares of capital stock of New JPI pursuant to the JPI Merger Agreement will equal the number of shares of CME Class A Common Stock that would be payable if the shares of GFI common stock held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the GFI Merger Agreement; provided that with respect to those certain shares of GFI common stock indirectly held by each of the Signing Stockholders (the “Reduced Value Transferred Shares”) such number will be calculated on the basis that the per share merger consideration provided for in the GFI Merger Agreement is $5.25.  JPI Merger Agreement Amendment No. 2 further provides that notwithstanding the foregoing, if the aggregate amount of cash to be paid in respect of shares of GFI common stock in the Merger is less than the available cash of $116,833,200 (such amount the “Remaining Cash Amount”), then the merger consideration payable in the JPI Merger shall consist of (i) an amount of cash that would be payable with respect to the shares of GFI common stock held by New JPI if such shares were treated as cash election shares in the Merger and converted into the per share cash consideration provided for in the GFI Merger Agreement (provided that with respect to the Reduced Value Transferred Shares, such amount will be calculated on the basis that the per share merger consideration provided for in the GFI Merger Agreement is $5.25) up to an aggregate amount not to exceed the Remaining Cash Amount (and in any event, not to exceed 16.5% of the aggregate merger consideration to be paid in the JPI Merger) and (ii) the number of shares of CME Class A Common Stock that would be payable if the remaining number of shares of GFI common stock held by New JPI were treated as stock election shares and converted into the applicable merger consideration provided for in the GFI Merger Agreement (provided that with respect to the Reduced Value Transferred Shares, such amount will be calculated on the basis that the per share merger consideration provided for in the GFI Merger Agreement is $5.25).

Other than as expressly modified by JPI Merger Agreement Amendment No. 2, the JPI Merger Agreement, which was previously filed as Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by the Company on July 31, 2014, as previously amended by Amendment No. 1 thereto, which was previously filed as Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by the Company on December 3, 2014, remains in full force and effect as originally executed on July 30, 2014. The foregoing description of JPI Merger Agreement Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to JPI Merger Agreement Amendment No. 2, which is attached hereto as Exhibit 2.2 and incorporated by reference herein.

Amendment No. 2 to IDB Purchase Agreement

On January 15, 2015, Merger Sub 2, GFI Brokers Holdco Ltd., a Bermuda limited company (“IDB Buyer”), CME, JPI, and New JPI entered into Amendment No. 2 (“IDB Purchase Agreement Amendment No. 2”) to the Purchase Agreement, dated as of July 30, 2014 and amended as of December 2, 2014  (the “IDB Purchase Agreement”), by and among Merger Sub 2, IDB Buyer, CME (solely for purposes of Article IX therein), JPI (solely for purposes of Article IX therein), and New JPI (solely for purposes of Article IX therein), pursuant to which IDB Buyer will purchase from Merger Sub 2, and Merger Sub 2 will sell, transfer and assign to IDB Buyer, all of Merger Sub 2’s right, title and interest in and to all of the issued and outstanding securities of the subsidiaries of the Company that own and operate the Company’s interdealer brokerage business, and IDB Buyer will assume certain liabilities from Merger Sub 2 immediately after the Mergers for cash consideration and the assumption, at closing, of unvested deferred compensation and other liabilities (collectively, the “IDB Transaction”). IDB Purchase Agreement Amendment No. 2 provides, among other things, that the cash purchase price payable in the IDB Transaction will be increased from $254,000,000 to $281,833,200 in cash.

Other than as expressly modified by IDB Purchase Agreement Amendment No. 2, the IDB Purchase Agreement, which was previously filed as Exhibit 2.3 to the Current Report on Form 8-K filed with the SEC by the Company on July 31, 2014, as previously amended by the Amendment No. 1 thereto, which was previously filed as Exhibit 2.3 to the Current Report on Form 8-K filed with the SEC by the Company on December 3, 2014, remains in full force and effect as originally executed on July 30, 2014. The foregoing description of the IDB Amendment does not purport to be complete and is qualified in its entirety by reference to the IDB Amendment, which is attached hereto as Exhibit 2.3 and incorporated by reference herein.

Amended and Restated Commitment Letter

In connection with IDB Purchase Agreement Amendment No. 2, on January 15, 2015, GFI Holdco Inc., a Delaware corporation and indirect parent of IDB Buyer (“GFI Holdco”), entered into an amended and restated commitment letter ( the “Amended and Restated Commitment Letter”) with Jefferies Finance LLC (“Jefferies”) that amends, restates and supersedes that certain commitment letter entered into by GFI Holdco on December 2, 2014 and which was previously filed as Exhibit 2.4 to the Current Report on Form 8-K filed with the SEC by the Company on December 3, 2014, which had amended, restated and superseded that certain commitment letter entered into by GFI Holdco on July 31, 2014 and which was previously filed as Exhibit 2.4 to the Current Report on Form 8-K filed with the SEC by the Company on July 31, 2014. Pursuant to the Amended and Restated Commitment Letter, Jefferies has committed to provide GFI Holdco a $225 million senior secured first lien term loan (the “First Lien Term Loan Facility”) and a $122 million senior secured second lien term loan (the “Second Lien Term Loan Facility”) as financing in connection with the IDB Transaction. The commitments to provide the First Lien Term Loan Facility and Second Lien Term Loan Facility are subject to certain conditions set forth in the Amended and Restated Commitment Letter. GFI Holdco will pay customary fees and expenses in connection with obtaining the First Lien Term Loan Facility and Second Lien Term Loan Facility and has agreed to indemnify Jefferies if certain losses are incurred by it in connection therewith.

The foregoing description of the Amended and Restated Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Commitment Letter, which is attached hereto as Exhibit 2.4 and incorporated by reference herein.

Important Information for Investors and Stockholders

In connection with the proposed transaction between the Company and CME, on December 24, 2014, the SEC declared effective the registration statement on Form S-4 that included a definitive proxy statement of the Company that also constituted a definitive prospectus of CME.  On December 24, 2014, the Company commenced mailing the definitive proxy statement/prospectus to stockholders of the Company.  The Company and CME intend to file a supplement to the proxy statement/prospectus in connection with the matters herein. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by CME and the Company through the website maintained by the SEC at http://www.sec.gov or at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.  Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at http://www.gfigroup.com or by contacting the Company’s Investor Relations Department at (212) 968-4167.  Copies of the documents filed with the SEC by CME will be available free of charge on CME’s website at http://www.cmegroup.com or by contacting CME’s Investor Relations Department at (312) 930-8491.

Participants in the Solicitation for the Proposed Merger Between the Company and CME

The Company and its directors, executive officers and certain of its employees may be considered participants in the solicitation of proxies in connection with the proposed transactions involving the Company and CME. Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of the Company’s directors and executive officers by reading the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 13, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 22, 2014, and its Current Report on Form 8-K filed with the SEC on July 25, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this Current Report on Form 8-K and the exhibits incorporated herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to (i) plans, objectives, expectations and intentions; (ii) other statements contained in this communication that are not historical facts; and (iii) other statements identified by words such as “anticipate,” “believe,” “estimate,” “may,” “might,” “intend,” “expect” and similar expressions. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties.  These include, but are not limited to, risks and uncertainties associated with: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements involving the Company and CME; the inability to complete the proposed merger involving the Company and CME due to the failure to obtain the required stockholder approval; the inability to satisfy the other conditions to the closing of the proposed merger involving the Company and CME or the tender offer by BGC Partners, Inc. (“BGC”), including without limitation the receipt of necessary governmental or regulatory approvals required to complete either transaction; the risk that either transaction disrupts current plans and operations and/or increases operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of either transaction; the outcome of any legal proceedings that may be instituted against the Company, CME, BGC or others following announcement of either transaction; economic, political and market factors affecting trading volumes; securities prices or demand for the Company’s brokerage services; competition from current and new competitors; the Company’s ability to attract and retain key personnel, including highly-qualified brokerage personnel; the Company’s ability to identify and develop new products and markets; changes in laws and regulations governing the Company’s business and operations or permissible activities; the Company’s ability to manage its international operations; financial difficulties experienced by the Company’s customers or key participants in the markets in which the Company focuses its services; the Company’s ability to keep up with technological changes; and uncertainties relating to litigation and the Company’s ability to assess and integrate acquisition prospects.  Further information about factors that could affect the financial and other results of the Company is included in its filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These forward-looking statements speak only as of the date hereof. Except for the ongoing obligations of the Company to disclose material information under the federal securities laws, the Company undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law. Other factors that may impact the forward-looking statements are described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 and Forms 10-Q. For additional information on the Company, please visit the Company’s website at http://www.gfigroup.com.

Item 7.01. Regulation FD Disclosure.

On January 15, 2015, members of management of the Company and the Special Committee met with representatives of Institutional Shareholder Services, Inc. and presented a slide presentation (the “ISS Presentation”) that contains, among other things, an overview of the Merger and certain proxy matters that are up for vote at the Company’s special shareholder meeting that is scheduled for January 27, 2015.  A copy of the ISS Presentation is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 8.01. Other Events.

On January 15, 2015, GFI and CME issued a joint press release announcing the entry into the foregoing amendments. A copy of the joint press release is included as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

2.1	Amendment No. 2 to Agreement and Plan of Merger, dated as of January 15, 2015, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC.

2.2

Amendment No. 2 to Agreement and Plan of Merger, dated as of January 15, 2015, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto.

2.3	Amendment No. 2 to Purchase Agreement, dated as of January 15, 2015, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd., CME Group Inc., Jersey Partners Inc., and New JPI Inc.

2.4	Amended and Restated Commitment Letter, dated as of January 15, 2015, between Jefferies Finance LLC and GFI Holdco Inc.

99.1

PowerPoint slide presentation, dated January 2015, entitled “Shareholder Presentation,” relating to certain proxy matters up for vote at the Company’s special shareholder meeting scheduled for January 27, 2015.

99.2	Joint Press Release issued by GFI Group Inc. and CME Group Inc., dated January 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GFI GROUP INC.

Dated: January 15, 2015	By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Amendment No. 2 to Agreement and Plan of Merger, dated as of January 15, 2015, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC.

2.2

Amendment No. 2 to Agreement and Plan of Merger, dated as of January 15, 2015, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto.

2.3	Amendment No. 2 to Purchase Agreement, dated as of January 15, 2015, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd., CME Group Inc., Jersey Partners Inc., and New JPI Inc.

2.4	Amended and Restated Commitment Letter, dated as of January 15, 2015, between Jefferies Finance LLC and GFI Holdco Inc.

99.1

PowerPoint slide presentation, dated January 2015, entitled “Shareholder Presentation,” relating to certain proxy matters up for vote at the Company’s special shareholder meeting scheduled for January 27, 2015.

99.2	Joint Press Release issued by GFI Group Inc. and CME Group Inc., dated January 15, 2015.